November 29, 2007

United States

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549–7010

Re:        Litewave Corp.

Item 4.01 Form 8-K

Filed November 19, 2007, as amended November 27, 2007

SEC File No. 000-27713

Dear Sirs,

Pursuant to your letter of November 21, 2007, due to an oversight in wording of our disclosure within Item 4.01 in the initial filing of the 8-K on November 19, 2007, Litewave Corp. (the “Company”) has filed an amendment correcting same on November 27, 2007, and hereby responds to your comments by acknowledging that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter completes our satisfactory response to this matter.

Sincerely,

LITEWAVE CORP.

/s/ Ian Lambert

Ian D. Lambert

President/CEO